Exhibit 99.1

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel
__________________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2015 Annual General Meeting of Shareholders to be held on Thursday, June 18, 2015 at 11:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.  At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To reelect four directors, to hold office until our next annual general meeting of shareholders.

2.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2015, and to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 11, 2015 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Shaul Elovitch Chairman of the Board of Directors

May 14, 2015

INTERNET GOLD – GOLDEN LINES LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel
__________________________

PROXY STATEMENT
__________________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold - Golden Lines Ltd. to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders.  The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, June 18, 2015, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 14, 2015.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the reelection of four directors, to hold office until our next annual general meeting of shareholders; and (ii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2015, and authorization for our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on May 11, 2015, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of May 11, 2015, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,203,186 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.  Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially owns approximately 65.59% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will pay the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.igld.com; or

•
reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

Mr. Shaul Elovitch, the chairman of our board of directors is deemed to beneficially own 13,519,929  or 70.4% of our ordinary shares through his controlling interest in Eurocom Communications (which holds 12,594,929 ordinary shares) and through direct ownership of 925,000 ordinary shares, as of May 11, 2015.

 The following table sets forth certain information as of May 11, 2015, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Eurocom Communications (3)	12,594,929	65.59%
Messrs. Shaul and Yossef Elovitch (3)	13,519,929	70.40%
__________________

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of May 11, 2015.

(3)
Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications, and Eurocom Holdings are the beneficial owners of12,594,929  ordinary shares of the Issuer that are held by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Communications. An additional 925,000 ordinary shares of the Issuer are held directly in a joint account of Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 26,893 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch. In addition, 8,300 of our shares are held by other family members of Mr. Shaul Elovitch.

I.  REELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than six and no more than nine members.  Our directors, other than our external directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the external directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to reelect Mr. Shaul Elovitch, Mr. Felix Cohen, Mr. Yossef Elovitch and Ms. Anat Winner, our current directors who are not external directors, to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2014 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent.  Such declarations are available for review at our registered office.

In addition, in accordance with the requirements of the Israeli Companies Law, Ms. Winner has declared in writing that she qualifies as an “independent director” within the meaning of the Israeli Companies Law.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law.  Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.”  Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Anat Winner, Mr. Dudi Ezra and Ms. Shoshana Shidlo have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Eurocom Communications holds more than 50% of our voting power.  As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors. We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders.

Our Audit Committee and Board of Directors has determined to pay our non-employee directors and external directors compensation equal to the fixed statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations.”  As a result, if re-elected as a director, Ms. Winner will be entitled to such compensation during the duration of her service as a director, which is currently an annual fee of NIS 69,059 (currently equivalent to approximately $17,858) and a per meeting attendance fee of NIS 2,571 (currently equivalent to approximately $665). In addition, according to the Regulations, Ms. Winner will be entitled to 60% of the per meeting fee if she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Shaul Elovitch (67) has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985.  Mr. Elovitch serves as the chairman of the board of directors of Bezeq and as a director and chairman of various companies of the Bezeq Group and the Eurocom Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd.  Satlink Ltd., Eurocom Cellular Communications Ltd., Eurocom Digital Communications Ltd. and other various companies within the Eurocom Group. Mr. Elovitch has served as chairman of the board of directors of B Communications since 2000.  Mr.  Elovitch is the brother of Mr. Yossef Elovitch.

Felix Cohen (61) was elected to serve as a director by our Board of Directors in February 2010.  Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including Enlight Renewable Energy Ltd., Space-Communications Ltd. and D.M Engineering (3000) Ltd. Mr. Cohen also serves as a director of Bezeq and other companies within the Bezeq Group.

Yossef Elovitch (64) has served as a director since 1993.  Mr. Elovitch has served as director of Eurocom Communications since 1985.  Mr. Elovitch serves as a director of various other companies in the Eurocom Group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Anat Winner (55) has served as a director of our company since August 2001 and is a member of our audit committee. She served as a director of B Communications between October 2007 and August 2013. Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS.  Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS, COMMITTEES AND COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

External directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence. At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The external directors are elected for their first term of office by shareholders at a general meeting, provided that either:

•
The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the external director; or

•
The majority of shares voting on the matter (not including abstentions) vote in favor of the external director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) that voted against the election of the external director does not exceed 2% of all of the voting rights in the company.

In general, external directors serve for a three-year term and may be reelected to two additional three-year terms if one of the following conditions is met:

•
One or more shareholders holding at least 1% of the voting rights in the company nominated the external director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the external director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an external director for a first term of office, as described above.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director, and the audit committee and compensation committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Mr. Dudi Ezra and Ms. Shoshana Shidlo  will continue to serve as external directors pursuant to the provisions of the Israeli Companies Law until August 2017, when their first three-year terms expire. Both have “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Eurocom Communications owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our board of directors has determined that each of Ms. Shidlo and Mr. Ezra (both external directors under Israeli law) and Ms. Anat Winner qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company, or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by the controlling shareholder, or a director who is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Ms. Winner, Mr. Ezra and Ms. Shidlo. Ms. Winner serves as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner, Mr. Ezra and Ms. Shidlo qualify as audit committee financial experts. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Compensation Committee

Our Board of Directors has established a compensation committee in compliance with the Israeli Companies Law.   A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members.  All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law.  In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current compensation committee members are Mr. Ezra and Ms. Shidlo, our external directors under Israeli law, and Ms. Winner.

Compensation Policy

Our compensation committee adopted a compensation policy and will be required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and by our shareholders by a special majority.

The Compensation Policy was formulated and is periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

Summary Compensation Table

The following table includes information for the year ended December 31, 2014 concerning compensation for our Named Executive Officers.

	Doron Turgeman (Chief Executive Officer) 1	Ehud Yahalom (Principal Financial Officer) 2
Annual fixed salary	NIS 536,160 plus VAT (linked to the Israeli consumer price index)	NIS 174,000 3
Retention Bonus (treated as salary costs in the company’s financial statements).	Up to NIS 1 million in the event that Mr. Turgeman stays with our company until 2016 or a proportionally lower amount in the event he leaves prior to that date.	Up to NIS 100,000 in the event that Mr. Yahalom stays with our company until December 31, 2015.
Annual Bonus (treated as salary costs in the company’s financial statements).	NIS 8,936 4	NIS 29,000 (paid by the company only).
Car Expenses, including lease costs, gas and maintenance, provided to the officers (treated as management and general costs in our company’s financial statements).	NIS 58,400 plus VAT	NIS 18,000

(1)
We have entered into an arrangement with Eurocom Communications and B Communications according to which Mr. Turgeman will provide management services to us, B Communications and Eurocom Communications. Each of Eurocom Communications, us and B Communications will pay 33% of Mr. Turgeman’s management services costs.

(2)	Mr. Yahalom’s compensation cost is divided equally between us and Internet Gold.
(3)
Mr. Yahalom is entitled to an annual bonus equal to one month’s salary (a “13th” salary) for each of 2014, 2015 and 2016.The total monthly salary costs for Mr. Yahalom are approximately NIS 40,600 (social benefits, etc.)

(4)
The variable portion of Mr. Turgeman’s compensation is an annual bonus of up to two months’ salary, according to a bonus plan with milestones which will be effective for three years  ending December 31, 2015:

(a)
50% of the bonus will be paid if the effective financing ratio (finance expenses divided by the total debt) will be 95% or lower than the expected financing ratio for that year according to the planned budget approved by our Board of Directors.

(b)
40% of the bonus will be paid ifour company or one of its publicly traded debentures receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency. The credit rating is an acceptable and essential measurement of our company’s financial strength and flexibility over the long term.

(c)
10% of the bonus will be paid if our company files its financial reports and its annual reports with the U.S. Securities and Exchange Commission within the time schedule set by the Board of Directors and in an appropriate manner.

During the year ended December 31, 2014, we paid to each of our external directors, as well as to our independent director, annual fees of NIS 69,000 (approximately $17,742) and a per meeting attendance fee of NIS 2,576 (approximately $662).  Such fees are paid based on the fees set forth in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on our board of directors or any committee of our board of directors. All of our non-employee directors are reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

Our internal auditor, who is also deemed to be an "officer" in accordance with the Israeli Companies Law received approximately NIS 20,000 for his services in 2014. Such costs are treated as management and general costs in our financial statements.

II.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 2 on the Proxy Card)

At the Meeting, shareholders will be asked, following the recommendation by the Company’s audit committee and the Board of Directors, to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2015.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the in the Israeli Companies Law) to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2014, we paid Somekh Chaikin approximately NIS 355,000 (approximately $91,800).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2015, and to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2014, including the auditor’s report and consolidated financial statements for the year ended December 31, 2014, which was filed with the SEC on April 27, 2015, is available on our website at www.igld.com or through the EDGAR website of the SEC at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

V.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Director

Date: May 14, 2015